FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 11 April 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.        S198 Notification by Wellington Management Company LLP    8 April 2003

2.        Concorde Announcement    10 April

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    11 April 2003
Sarah Billington Manager Shareholder Services

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Wellington Management Company LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Wellington Management Company LLP

5. Number of shares / amount of stock acquired

12,706,388

6. Percentage of issued class

1.17%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

8 April 2003

12. Total holding following this notification

118,831,978

13. Total percentage holding of issued class following this notification

10.98%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

8 April 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

CONCORDE ANNOUCEMENT

END OF AN ERA

London April 10, 2003: British Airways announced today the retirement of its Concorde fleet of seven aircraft with effect from the end of October 2003.

The airline said that its decision had been made for commercial reasons with passenger revenue falling steadily against a backdrop of rising maintenance costs for the aircraft.

Detailed discussions over an extended period with Airbus, the aircrafts manufacturer, confirmed the need for an enhanced maintenance programme in the coming years, the carrier added.

British Airways has decided that such an investment cannot be justified in the face of falling revenue caused by a global downturn in demand for all forms of premium travel in the airline industry.

The downturn has had a negative impact on Concorde bookings and is set to continue for the foreseeable future, according to the airline.

Rod Eddington, British Airways chief executive, said: "Concorde has served us well and we are extremely proud to have flown this marvellous and unique aircraft for the past 27 years.

"This is the end of a fantastic era in world aviation but bringing forward Concordes retirement is a prudent business decision at a time when we are having to make difficult decisions right across the airline."

Noel Forgeard, president and chief executive officer of Airbus, said: "Airbus predecessors Aerospatiale and British Aircraft Corporation created Concorde some 40 years ago and we are proud of this remarkable achievement.

"But its maintenance regime is increasing fast with age. Thus, as an aircraft manufacturer, we understand completely and respect the decision of British Airways, especially in the present economic climate.

"It goes without saying that until the completion of the very last flight, we will continue to support the airline so that the highest standards of maintenance and safety are entirely fulfilled."

Mr Eddington added that todays announcement is not a direct result of war in Iraq.

He said: "While the threat of war and resulting military conflict have had a further impact on premium travel demand, the decision to retire Concorde has been based on a long-term revenue and cost trend rather than recent events.

"I would like to place publicly on record my sincere thanks and appreciation to all our staff, past and present, who have made the Concorde story one of the most compelling in the history of commercial flight.

"Our pride in the aircraft will never wane and I am determined that we make its final six months in the sky a time for celebration."

Retiring Concorde will result in £84m write-off costs for the year ended March 2003.

The airline is already planning to make its Concordes available for the public to view in museums.

To honour the past 30 years of supersonic travel, British Airways will announce shortly a programme of special events and promotions for air travellers.

For the next few months, British Airways will continue to operate its Concorde services between London Heathrow and New York JFK and seasonal services to Barbados.

Ends